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                                                                  EXHIBIT (b)(1)

                          BT ALEX. BROWN INCORPORATED
                              130 LIBERTY STREET
                           NEW YORK, NEW YORK  10006

                                                        November 25, 1997

Weiss, Peck & Greer, L.L.C.
One New York Plaza
New York, NY  10004

Attention:  Mr. Steven N. Hutchinson
            Principal

Gentlemen:

          You have advised BT Alex. Brown Incorporated ("BTAB") of your intention to enter into a transaction (the "Transaction") in which a company ("Newco") formed by you would acquire all of the outstanding capital stock or all or substantially all of the assets of ATC Group Services Inc. (the "Acquired Business"). You have asked us to assist you in raising a portion of the funds required to consummate the Transaction through the sale or placement of senior subordinated debt securities (the "Notes") to be issued by Newco and the arrangement of senior bank financing (the "Bank Debt", and together with the Notes, the "Acquisition Financing"). The aggregate principal amount of Acquisition Financing to be funded on the closing of the Transaction will be approximately $125 million, with undrawn revolving debt capacity of approximately $25 million.

          We understand that the cash proceeds to be paid to the sellers of the Acquired Business in connection with the Transaction will be approximately $103.1 million and the total amount of funds necessary to effect the Transaction, to refinance existing debt of the Acquired Business and to pay all fees and expenses incurred in connection therewith will be provided through (i) the Acquisition Financing, (ii) at least $25,000,000 from the issuance of capital stock of Newco and (iii) at least $2,500,000 of equity contributed by management. It is our understanding that other than the Acquisition Financing, Newco will have no other indebtedness for money borrowed after giving effect to the consummation of the Transaction.

          We are pleased to inform you that, based upon our understanding of the Transaction as summarized above and current
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market conditions and subject to the conditions set forth below, we are highly confident of our ability to sell or place the Notes and arrange the Bank Debt, in each case in connection with the Transaction. The structure, covenants and terms of the Acquisition Financing will be as determined by BTAB in consultation with you, on terms mutually acceptable to both parties based on market conditions at the time of the sale or placement and on the structure and documentation of the Transaction. Our confidence in our ability to consummate the sale, placement or arrangement of the Acquisition Financing is subject to
(i) there not having occurred any material adverse change in the financial condition, results of operations, business or prospects of the Acquired Business since February 28, 1997, (ii) there not existing any pending or threatened claim, suit or proceeding by any governmental or regulatory authority which BTAB shall reasonably determine could have a materially adverse effect on the business, property, assets, liabilities, condition (financial or otherwise) or prospects of Newco or the Acquired Business, (iii) the receipt of all necessary governmental, regulatory or third party approvals or consents in connection with the Transaction, (iv) the execution and delivery of documentation for the Transaction and related transactions in form and substance reasonably satisfactory to BTAB and such documentation being in full force and effect, (v) agreement on the terms of the Notes and negotiation and execution of satisfactory documentation with respect to the Notes and the offering and sale thereof, (vi) the terms and structure of the Bank Debt being reasonably acceptable to BTAB (including but not limited to the availability of working capital borrowing in a satisfactory amount) and the execution of documentation relating thereto reasonably satisfactory in form and substance to BTAB, (vii) BTAB and its representatives shall have completed and be satisfied with the results of its continuing financial, business, environmental and legal due diligence, (viii) the receipt and review (to our reasonable satisfaction) of independent third party reports as to certain matters customarily so reported upon in transactions of this type, including, without limitation, solvency, (ix) the availability of audited and unaudited historical and pro forma financial statements of the Acquired Business, in each case reasonably acceptable to BTAB and in form and presentation as required by the Securities Act of 1933, as amended, and the rules and regulations thereunder applicable to registration statements filed thereunder, (x) no change or proposed change in law having occurred that could reasonably be expected to adversely affect in a material way the economic consequences that Newco or its stockholders contemplate deriving from, or with respect to, the Transaction, (xi) there not having been any disruption or material adverse
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change in the market for new issues of high yield securities or the financial or capital markets in general, in the judgment of BTAB and (xii) BTAB having a reasonable time to market the Notes and arrange the Bank Debt based on BTAB's experience in comparable transactions.

          This letter is not intended to be and should not be construed as a commitment with respect to the underwriting, sale or placement of the Acquisition Financing.

          Except as otherwise required by law or unless BTAB has otherwise consented in writing, you are not authorized to show or circulate this letter to any other person or entity (other than your legal or financial advisors in connection with your evaluation hereof and the sellers of the Acquired Business and its legal and financial advisors). If this letter is not accepted by you by 5:00 p.m. on November 26, 1997 you are to immediately return this letter (and any copies hereof) to the undersigned.

                                    Very truly yours,


                                    BT ALEX. BROWN INCORPORATED

                                    By:   /s/ Daniel D. McCready
                                       -------------------------
                                       Name:  Daniel D. McCready
                                       Title: Vice President

AGREED TO AND ACCEPTED as of
the date first written above:

WPG CORPORATE DEVELOPMENT ASSOCIATES V, L.P.

BY WPG PRIVATE EQUITY PARTNERS II, L.L.C.,
ITS GENERAL PARTNER


By:   /s/ Steven N. Hutchinson
   ---------------------------
   NAME:  Steven N. Hutchinson
   TITLE: Managing Member